UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   10     )

Enzo Biochem, Inc.
_______________________________________________
(Name of Issuer)

Common Stock, $.01 par value
_______________________________________________
(Title of Class of Securities)

294100102
_______________________________________________
(CUSIP Number)

December 31, 2010
_______________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ]           Rule 13d-1(b)
[ x ]           Rule 13d-1(c)
[    ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 294100102		13G/A	Page 2 of 5 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Morton Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,045,830
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,045,830
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,045,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8%
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer
Enzo Biochem, Inc.

	(b)	Address of Issuer's Principal Executive Offices
60 Executive Blvd
Farmingdale, NY 11735

Item 2.	(a)	Name of Person Filing
J. Morton Davis

	(b)	Address of Principal Business Office or, if none, Residence
Mr. Davis’ business address is 44 Wall Street, New York, NY 10005.(1)

	(c)	Citizenship
Mr. Davis is a United States citizen.

	(d)	Title of Class of Securities
Common Stock, $.01 par value

	(e)	CUSIP Number
294100102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

________________
(1)	J. Morton Davis is the sole shareholder of D.H. Blair Investment Banking Corp. (“Blair Investment”).

Page 3 of 5 pages

Item 4.	Ownership

(a)(b)
Amount beneficially owned:
As of December 31, 2010, Mr.  Davis may be deemed to  beneficially own (2)  3,045,830  shares or 8% of the Issuer's  shares issued and outstanding  as follows (i) 33,425 shares owned directly by Mr. Davis,  (ii)  788,345  shares  owned  directly by Blair  Investment,  (iii) 934,596  shares owned by Engex, Inc. (3), (iv) 12,733 shares owned by an investment  advisor whose principal is Mr. Davis, and (v) 1,276,731 shares owned by Rosalind Davidowitz, Mr. Davis' wife (4).

(c)
Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment.  Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her.  Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

________________

(2)  Not included herein are shares owned by Kinder Investments, L.P. ("Kinder"), shares owned by Venturetek, L.P. ("Venturetek") and shares owned by Sutton Partners, L.P.  ("Sutton").  The limited partners of Kinder, Venturetek, and Sutton are the children and grandchildren of Mr. Davis. Mr. Davis disclaims for purposes of Section 13 or otherwise beneficial ownership of any Enzo Biochem, Inc. shares owned by Kinder, Venturetek and Sutton.  Kinder, Venturetek  and Sutton disclaim for purposes of Section 13 or otherwise ownership of any Enzo  Biochem, Inc. shares owned by Blair Investment or Mr. Davis.

(3)  Engex, Inc. ("Engex") is an investment company registered under Section 8 of the Investment Company Act.  Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as Chairman of Engex.  Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose.  J.  Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

(4)  Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Mrs. Davidowitz for any purpose.  J.  Morton Davis expressly disclaims beneficial ownership of all securities held by Ms. Davidowitz for any purpose.

Page 4 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011	By:	/s/ J. Morton Davis
Name: J. Morton Davis

Page 5 of 5 pages